UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

27/F, Kai Yuan Center, No. 5, East Main Street Shijiazhuang, Hebei

People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170786) OF AUTOCHINA INTERNATIONAL LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of AutoChina International Limited (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This report is hereby incorporated by reference to the Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333-170786) of the Company.

Results of Operations and Financial Condition.

Following this page are the unaudited condensed consolidated financial statements as of September 30, 2014 and December 31, 2013 and the financial results for the three and nine month periods ended September 30, 2014 and 2013 of the Company.

1

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	September 30,	December 31,
	2014	2013
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$20,693	$31,370
Restricted cash	1,226	1,244
Accounts receivable, net of provision for doubtful debts of $27,262 and $20,891 as of September 30, 2014 and December 31, 2013, respectively	27,456	27,931
Inventories	3,806	5,319
Prepaid expenses and other current assets	5,143	5,261
Prepaid expenses, related parties	399	—
Other financing receivables, net of provision for doubtful debts of $337 and nil as of September 30, 2014 and December 31, 2013, respectively	21,140	—
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for doubtful debts of $71 and $389 as of September 30, 2014 and December 31, 2013, respectively	314,715	261,684
Short-term net investment in sales-type leases, net of provision for doubtful debts of $531 and nil as of September 30, 2014 and December 31, 2013, respectively	34,029	—
Deferred income tax assets	7,903	5,515
Total current assets	436,510	338,324

Noncurrent assets
Property, equipment and leasehold improvements, net	79,398	82,254
Deferred income tax assets	5,445	4,126
Long-term net investment in direct financing and sales-type leases, net of current maturities	85,120	128,415

Total assets	$606,473	$553,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $130,028 and $124,654 as of September 30, 2014 and December 31, 2013, respectively)	$146,282	$160,737
Long-term borrowings, current portion (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2014 and December 31, 2013, respectively)	2,438	—
Long-term payables, current portion (including long-term payables, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2014 and December 31, 2013, respectively)	1,261	1,436
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $270 and $93 as of September 30, 2014 and December 31, 2013, respectively)	4,207	10,130
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of $131,548 and $44,044 as of September 30, 2014 and December 31, 2013, respectively)	132,764	57,586
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $12,704 and $10,323 as of September 30, 2014 and December 31, 2013, respectively)	16,924	17,146
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $689 and $86 as of September 30, 2014 and December 31, 2013, respectively)	13,511	38,143
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $333 and $319 as of September 30, 2014 and December 31, 2013, respectively)	3,876	1,680
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,212 and $2,761 as of September 30, 2014 and December 31, 2013, respectively)	3,617	3,599

2

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	September 30,	December 31,
	2014	2013
	(unaudited)

Total current liabilities	324,880	290,457

Noncurrent liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to AutoChina of nil and nil as of September 30, 2014 and December 31, 2013, respectively)	14,628	—
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of $10,892 and $8,955 as of September 30, 2014 and December 31, 2013, respectively)	10,892	9,857

Total liabilities	350,400	300,314

Commitments and Contingencies (Note 13)	—	—

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,549,644 shares at September 30, 2014; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively	24	24
Additional paid-in capital	328,778	327,631
Statutory reserves	22,947	22,947
Accumulated losses	(124,832)	(129,609)
Accumulated other comprehensive income	29,156	31,812
Total shareholders’ equity	256,073	252,805

Total liabilities and shareholders’ equity	$606,473	$553,119

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Revenues
Commercial vehicles	$159,795	$159,542	$533,430	$373,216
Finance	14,572	10,576	41,234	31,356
Insurance	3,730	6,029	13,669	15,034
Property lease and management	1,575	242	2,977	242
Total revenues	179,672	176,389	591,310	419,848

Cost of sales
Commercial vehicles	14,010	2,797	32,096	7,254
Commercial vehicles, related parties	143,189	153,190	489,825	358,146
Insurance	433	985	1,702	2,663
Property lease and management	674	806	1,919	806
Total cost of sales	158,306	157,778	525,542	368,869

Gross profit	21,366	18,611	65,768	50,979

Operating (income) expenses
Selling and marketing	2,599	2,559	8,026	7,380
General and administrative	11,227	12,453	35,833	35,697
Litigation expense (Note 13)	—	—	4,350	—
Interest expense	3,034	1,771	8,830	5,220
Interest expense, related parties	3,505	614	8,154	991
Other income, net	(3,429)	(3,294)	(8,376)	(9,934)
Total operating expenses	16,936	14,103	56,817	39,354

Income from operations	4,430	4,508	8,951	11,625

Other income
Interest income	55	148	127	375
Other income	55	148	127	375

Income before income taxes	4,485	4,656	9,078	12,000

Income tax provision	1,508	1,392	4,301	3,963

Net income	2,977	3,264	4,777	8,037

Foreign currency translation adjustment	14	1,400	(2,656)	6,410

Comprehensive income	$2,991	$4,664	$2,121	$14,447

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited) - Continued

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Earnings per share
Basic	$0.13	$0.14	$0.20	$0.34
Diluted	$0.13	$0.14	$0.20	$0.34

Weighted average shares outstanding
Basic	23,549,644	23,542,468	23,548,933	23,540,106
Diluted	23,703,997	23,560,402	23,787,245	23,740,298

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2014	2013

Net cash used in operating activities	$(57,947)	$(41,994)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(6,645)	(8,755)

Net cash used in investing activities	(6,645)	(8,755)

Cash flow from financing activities:
Proceeds from borrowings	186,944	121,546
Repayments of borrowings	(183,853)	(111,572)
Proceeds from affiliates for debt	51,464	7,682
Repayment to affiliates	(75,777)	(32,620)
Increase in accounts payable, related parties	489,825	358,146
Repayment to related parties	(414,050)	(360,035)

Net cash provided by (used in) financing activities	54,553	(16,853)

Net cash used in operating, investing and financing activities	(10,039)	(67,602)

Effect of foreign currency translation on cash and cash equivalents	(638)	1,354

Net decrease in cash and cash equivalents	(10,677)	(66,248)

Cash and cash equivalents, beginning of the period	31,370	75,777

Cash and cash equivalents, end of the period	$20,693	$9,529

Supplemental disclosure of cash flow information:
Interest paid	$11,419	$6,399
Income taxes paid	$7,990	$11,332

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in thousands except share and per share data)

NOTE 1 – BACKGROUND

AutoChina International Limited (the “Company” or “AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations primarily consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services. In April 2013, the Company commenced office leasing business in China.

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of September 30, 2014, the Company had 554 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and has signed agreements with various major insurance companies in China to sell insurance. AutoChina’s 554 store locations are each licensed to sell insurance from these carrier partners.

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required timeframe to provide audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 554 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and leases out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million cash portion of the purchase price was payable within six months of occupation of the Real Estate Asset (or no later than October 6, 2013). Unpaid amounts after October 6, 2013 began to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of September 30, 2014). As of September 30, 2014 approximately $7.7 million is still owed to Alliance Rich for the acquisition of Heat Planet.

In January 2013, the Company agreed to amend the contractual arrangements (the “Enterprise Agreements”) with its variable interest entities (“VIEs”), Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) and Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and their registered shareholder, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”). Under the amendment to the Enterprise Agreements, Hebei Kaiyuan transferred its entire equity interest held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the registered shareholder of these two VIEs. Except for authorizing such transfer, the rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

7

In March 2013, the Company performed a group restructuring to transfer the entire equity interest of its subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”) from Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”) to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading becoming a VIE of the Company. In addition, Fancy Think Limited transferred a 10% interest in Hebei Chuanglian Finance Leasing Co., Ltd. to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of September 30, 2014 and December 31, 2013, the loan balances guaranteed by the Company amounted to $1,308 and $2,498, respectively.

In May 2013, Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In June 2013 the Company established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

In November 2013, the Company established a new wholly-owned subsidiary called Top Auto International Limited (“Top Auto”) which is anticipated to hold the Company’s Internet-based businesses.

In January and February 2014, the Company established two new wholly-owned subsidiaries called First Auto Limited and Lian Sheng Investment Co, which facilitate the operation of the new peer stores business.

In January 2014, Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014, Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. The Company believes the change of the group structure enhances the negotiation power for offshore and local bank financing. The restructuring transaction did not have a material impact on the Company’s consolidated financial statements.

In April 2014, the Company began to provide financing to peer stores for purchasing commercial vehicles. The first two products to be offered are financing for the lease of new commercial vehicles, and financing for the insurance and taxes related to the purchase of a new commercial vehicle, which were launched in April 2014 and May 2014, respectively. The majority shareholder or the legal representative of the peer store provides a full guarantee to the Company to secure the installment payments. The Company believes that it is able to reach a much broader customer base by working with peer stores as opposed to solely through the Company’s own store branch network.

From August to October 2014, the Company established four new wholly-owned subsidiaries: Dian Fu Bao Investments Limited in August, Easy Technology Limited and Chuang Jin World Investment Limited in September, and Hebei Remittance Guarantee Limited in October. All four subsidiaries were established to facilitate the operations of a new peer-to-peer lending platform called K-Lend that is currently under development.

As of the filing date, approximately 505 truck financing centers have transferred a portion of their ownership from Kaiyuan Auto Trade to Hebei Xuhua Trading.

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013:

8

	September 30,	December 31,
	2014	2013
	(unaudited)

Total assets	$474,549	$407,289
Total liabilities	287,676	212,469

	Nine months ended September 30,
	2014	2013
	(unaudited)	(unaudited)

Revenues	$33,676	$27,343
Net loss	(8,266)	(9,043)

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2013 Annual Report filed with the SEC on April 18, 2014. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets, the assessment of the valuation allowance on deferred tax assets and the assessment of the fair value of the commercial vehicles which is used in determining revenue recognition by reference to the retail market price. Actual results could differ from these estimates.

Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of September 30, 2014 and December 31, 2013 and the consolidated statements of income and comprehensive income for the nine months ended September 30, 2014 and 2013 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of operations and comprehensive income. The following are the exchange rates used by the Company as of September 30, 2014 and December 31, 2013, and for the nine months ended September 30, 2014 and 2013.

9

December 31, 2013
Exchange rates as of the date specified	6.0969:1 RMB to USD
7.7546:1 HKD to USD

Average exchange rates for the years ended	6.1983:1 RMB to USD
7.7573:1 HKD to USD

	September 30, 2014	September 30, 2013
Exchange rates as of the date specified	6.1525:1 RMB to USD	6.1480:1 RMB to USD
	7.7638:1 HKD to USD	7.7541:1 HKD to USD

Average exchange rates for the nine-months ended	6.1462:1 RMB to USD	6.2202:1 RMB to USD
	7.7555:1 HKD to USD	7.7586:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of September 30, 2014 and December 31, 2013, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of September 30, 2014 and December 31, 2013, the restricted cash was $1,226 and $1,244, respectively, which was guarantee deposits required by the China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency and security deposits under the CITIC mortgage financing arrangement.

Long-Term Net Investment in Direct Financing and Sales-Type Leases

Long-term net investment in direct financing and sales-type leases are stated at the amount the Company expects to collect from its commercial vehicle leasing customers (individuals) and represent commercial vehicle leases that the Company originates directly through its own store network. These leases have an average length of 26 months and are secured by the commercial vehicle with GPS device tracing.

Short-term Net Investment in Sales-Type Leases and Other Financing Receivables

Both short-term net investment in sales-type leases and other financing receivables represent financing provided to the peer stores, which are guaranteed by their legal representative, and are stated at the amount the Company expects to collect. Short-term net investment in sales-type leases is for commercial vehicle leases provided to peer stores, with terms within 1 year. Other financing receivables represent financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, usually with a term of ten months.

Accounts Receivable

Accounts receivable represents the following: i) the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services with the term of one to three months. ii) commissions the Company expects to collect from insurance institutions for referring its customers to buy auto insurance; iii) the reclassified past due monthly installments from long-term net investment in direct financing and sales-type leases, and short-term net investment in sales-type leases.

Provision for doubtful accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

The Company evaluates, on an individual basis, the collectability of its long-term net investment in direct financing and sales-type leases based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. The allowances were deducted from accounts receivable on an individual basis, and the portion in excess of accounts receivable were then deducted from the long-term net investment in direct financing and sales-type leases.

For short-term net investment in sales-type leases and other financing receivables arising from transactions with peer stores, the Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults. Such allowances are deducted from accounts receivable, short-term net investment in sales-type leases and other financing receivables, respectively.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services with the term of one to three months, and the past due net investment in direct financing and sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Other financing receivables

Other financing receivables represent financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, usually in the term of ten months. The Company evaluates the collectability of such receivables based on a combination of factors, including customer credit-worthiness, aging, and historical collection experience. Management reviews such receivables and adjusts the allowance based on the aging of the receivables. The allowance for different agings is evaluated and determined based on historical experience and current market conditions and is evaluated on a quarterly basis or more often as necessary.

10

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and, investment in direct financing and sales-type leases and other financing receivables. Credit risk concentration with respect to accounts receivables and, investments in leases and other financing receivables is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles and the first-in, first-out method (“FIFO”) to account for parts inventories.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated net realizable value.

Property, Equipment, Leasehold Improvements and Construction in progress

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Buildings	40 years
Machinery and equipment	5 - 10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

11

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other financing receivables, due to affiliates, and borrowings. The carrying amounts of the financial instruments at September 30, 2014 and December 31, 2013 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Mortgage Financing Arrangement

Under the mortgage financing arrangement with CITIC Bank, the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement.

Comprehensive Income (Loss)

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability and guarantees provided to CITIC Bank for the mortgage financing arrangement. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

12

Revenue Recognition

The Company recognizes its long-term commercial vehicle lease financing arrangement, as well as the short-term commercial vehicle leases under the peer stores business and mortgage financing arrangement with China CITIC Bank, as sales-type leases.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles) is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered.

With respect to the value added services (tires, fuel, insurance financing services), the Company provides one to three months of revolving credit facilities to eligible customers, from which tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

For financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, the Company charges peer stores an up-front service fee which is collected at the beginning of the financing period and is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

Interest from direct financing and sales-type lease, the membership fee amortization, management servicing fee, interest from value added services, and service fee for the financing of the insurance and taxes under the peer stores business are recorded as “Finance”.

Recognition of income is suspended and a lease/receivable is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease/receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases/receivable are recorded against the net investment/receivable and then to any unrecognized income.

The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. The insurance commission and agency fee is recorded as “Insurance”

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Deferred rent receivable represents the cumulative difference between rental revenue as recorded on a straight-line basis and rents received from the tenants. As of September 30, 2014, no deferred rent receivable was recorded. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc, which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

13

Cost of Sales

Cost of sales from commercial vehicles consists of the purchase price of the leased vehicle plus the direct labor and other costs of the operations.

Cost of sales from insurance consists of insurance commissions plus the direct labor and other costs of the operations.

Cost of sales for property lease and management consists of renovation costs, depreciation for the leased out portion of the Kai Yuan Center, real estate taxes and salaries for customer service and maintenance personnel.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $92 and $11 for the nine months ended September 30, 2014 and 2013, respectively, and $25 and $3 for the three months ended September 30, 2014 and 2013, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operation.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of two reporting and operating segments, the commercial vehicle sales, servicing, leasing and support business, and office leasing business.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	$2,977	$3,264	$4,777	$8,037
Weighted average number of common shares outstanding – Basic	23,549,644	23,542,468	23,548,933	23,540,106
Stock options	154,353	17,934	238,312	200,192
Weighted average number of common shares outstanding – Diluted	23,703,997	23,560,402	23,787,245	23,740,298
Earnings per share
Basic	$0.13	$0.14	$0.20	$0.34
Diluted	$0.13	$0.14	$0.20	$0.34

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Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values on grant date and amortizes to expense on straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares. The Company used the binomial model to estimate the fair value of repriced options as the Company has reassessed the exercise pattern and determined that going forward a Binomial Pricing model is a better model for estimating the fair values of options.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	September 30,	December 31,
	2014	2013
	(unaudited)

Long-term net investment in direct financing and sales-type lease	$50,785	$44,062
Short-term net investment in sales-type leases	132	—
Receivable from value-added services	2,194	2,700
Receivable from insurance commissions	1,597	2,060
Others	10	—
Less: Allowance for doubtful accounts	(27,262)	(20,891)
	$27,456	$27,931

Long-term net investment in direct financing and sales-type lease and short-term net investment in sales-type leases included into the accounts receivable represents the monthly payments that are overdue and delinquent.

NOTE 4 –PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:

	September 30,	December 31,
	2014	2013
	(unaudited)

Temporary advances to employees	$315	$166
Prepaid rent	1,075	1,534
Prepaid other taxes	154	252
Prepaid insurance	1,214	1,485
Other current assets	2,385	1,824
Total	$5,143	$5,261

Prepaid insurance mainly includes the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

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NOTE 5 – OTHER FINANCING RECEIVABLES

The following lists the components of other financing receivables:

	September 30,	December 31,
	2014	2013
	(unaudited)

Minimum financing payments receivable	$22,458	$—
Less: Allowance for doubtful accounts	(337)	—
Net minimum financing payments receivable	22,121	—
Less: unearned interest income	(981)	—

Other financing receivables	$21,140	$—

Other financing receivables arise from the financing for the insurance and taxes related to the purchase of a new commercial vehicle as part of the peer stores business, for which the Company enters into monthly installment arrangements with its customers for approximately 10 months.

The majority shareholder or the legal representative of the peer store provides a full guarantee to the Company and also the peer store provides a pledge of the ownership of the commercial vehicle to the Company to secure the installment payments. As of September 30, 2014 and December 31, 2013, the aggregate effective interest rate on the financing for insurance and taxes related to the purchase of a new commercial vehicle is approximately 12.14% and nil per annum, respectively.

NOTE 6 – SHORT-TERM NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the short-term net investment in sales-type leases:

	September 30,	December 31,
	2014	2013
	(unaudited)

Minimum lease payments receivable	$35,407	$—
Less: Allowance for doubtful accounts	(531)	—
Net minimum lease payments receivable	34,876	—
Less: unearned interest income	(847)	—

Short-term net investment in sales-type leases	$34,029	$—

Short-term net investment in sales-type leases arises when the Company provides financing to the peer stores for the purchase of commercial vehicles, for which the Company enters into monthly installment arrangements with the peer store for 12 months. As of September 30, 2014 and December 31, 2013, the aggregate effective interest rate on short-term net investment in sales-type leases is approximately 5.36% and nil per annum, respectively.

NOTE 7 – LONG-TERM NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the long-term net investment in direct financing and sales-type leases:

	September 30,	December 31,
	2014	2013
	(unaudited)

Minimum lease payments receivable	$434,243	$428,314
Less: Allowance for doubtful accounts	(71)	(389)
Net minimum lease payments receivable	434,172	427,925
Less: unearned interest income	(34,337)	(37,826)

Long-term net investment in direct financing and sales-type leases	399,835	390,099
Less: Current maturities of long-term net investment in direct financing and sales-type leases	(314,715)	(261,684)

Long-term net investment in direct financing and sales-type leases, net of current maturities	$85,120	$128,415

Long-term net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of September 30, 2014 and December 31, 2013, the aggregate effective interest rate on direct financing and sales-type leases is approximately 12.7% and 13.84% per annum, respectively.

At September 30, 2014, future minimum lease payments are as follows:

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	Years Ending December 31,
	2014	2015	2016	Total

Net minimum lease payments receivable	$102,930	$287,236	$44,006	$434,172
Less: unearned interest income	(11,440)	(21,333)	(1,564)	(34,337)
Long-term net investment in direct financing and sales-type leases	$91,490	$265,903	$42,442	$399,835

NOTE 8 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	September 30,	December 31,
	2014	2013
	(unaudited)

Buildings and leasehold improvements	$74,203	$74,855
Furniture and fixtures	7,511	6,912
Machinery and equipment	6,181	6,238
Company automobiles	1,562	1,721
Total	89,457	89,726

Less: Accumulated depreciation and amortization	(10,059)	(7,472)
Property, equipment and leasehold improvements, net	$79,398	$82,254

Depreciation and amortization expense for the operations was approximately $2,932 and $2,727 for the nine months ended September 30, 2014 and 2013, respectively, and $966 and $1,385 for the three months ended September 30, 2014 and 2013, respectively.

The following schedule provides an analysis of AutoChina’s investment in property on operating leases and property held for lease by major classes as of September 30, 2014 and December 31, 2013.

	September 30,	December 31,
	2014	2013
	(unaudited)

Buildings and leasehold improvements	$61,751	$62,250
Machinery and equipment	5,246	5,289
Total	66,997	67,539

Less: Accumulated depreciation	(2,727)	(1,263)
Total	$64,270	$66,276

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NOTE 9 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	September 30,	December 31,
	2014	2013
	(unaudited)

Accrued expenses	$2,584	$2,139
Business and other tax payables	6,587	7,108
Salary payable	1,553	2,715
Temporary receipt of insurance premium	166	149
Temporary receipt of insurance claims	1,226	1,326
Deposits received	2,246	2,220
Interest payable	515	356
Other current liabilities	2,047	1,133
Total	$16,924	$17,146

Deposits received represented security deposits received from staff and customer deposits. Temporary receipt of insurance premium represents the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represents the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, deposit received for property lease and withholding taxes collected from customers for the value-added services.

NOTE 10 – LONG-TERM PAYABLES

Long-term payables represent security deposits from customers and amounts due under the mortgage financing arrangement with CITIC Bank.

	September 30,	December 31,
	2014	2013
	(unaudited)

Security deposits from customers	$10,892	$8,955
Amounts due under mortgage financing arrangement, net of current portion	—	902
Net long-term payables	$10,892	$9,857

Security deposits are required from customers as a condition of leasing a commercial vehicle. The security deposit is returned to the customer after the successful conclusion of the lease. The standard length of our leases is 26 months. At September 30, 2014, future security deposits due to be returned to customers assuming successful conclusions of the related leases are as follows:

	Years Ending December 31,
	2014	2015	2016	Total
Security deposits from customers	$401	$6,362	$4,129	$10,892

Long-term payables from the mortgage financing arrangement consist of the following:

	September 30,	December 31,
	2014	2013
	(unaudited)

Total amounts due under mortgage financing arrangement	$1,308	$2,498
Less: Unrealized interest expense	(47)	(160)
Net amounts due under mortgage financing arrangement	$1,261	$2,338
Amounts due under mortgage financing arrangement, current	(1,261)	(1,436)
Amounts due under mortgage financing arrangement, non-current	$—	$902

18

Under the mortgage financing arrangement with CITIC Bank, the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement.

The loans bore interest at rates in the range of 7.46% to 8.27% as of September 30, 2014, are denominated in RMB and have terms maturing within two years.

At September 30, 2014, future amounts due under long-term payables are as follows:

	Years Ending December 31,
	2014	2015	2016	Total

Long-term payables	$389	$919	$—	$1,308
Less: Unrealized interest expense	(22)	(25)	—	(47)
Total long-term payables	$367	$894	$—	$1,261

NOTE 11 – THIRD PARTY BORROWINGS

Short-term borrowings

A summary of the Company’s short-term borrowings is as follows:

	Weighted-average interest rate
	September 30,	December 31,		September 30,	December 31,
	2014	2013	Maturities	2014	2013
				(unaudited)

Short-term bank loans	6.83%	6.50%	October 2014 to August 2015	$146,282	$160,737

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 6.60% to 7.80% as of September 30, 2014, are denominated in RMB and have terms maturing within one year. All of the loans due before the filing date were repaid.

Long-term borrowings

A summary of the Company’s long-term borrowings is as follows:

	Weighted- average interest rate
	September 30,	December 31,		September 30,	December 31,
	2014	2013	Maturities	2014	2013
				(unaudited)

Long-term bank loans	6.77%	—	August 2016	$17,066	$—
Less: current maturities of long-term bank loans	6.77%			2,438	—
Long-term bank loans				$14,628	—

19

Long-term bank loans represent a loan from a local bank that was used for working capital purposes. The loan bears interest at 6.77% as of September 30, 2014, is denominated in RMB and will mature in August 2016.

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $52,734 and $20,392 as of September 30, 2014 and December 31, 2013 respectively. The total carrying amount of long-term net investment in direct financing and sales-type lease receivables that have been pledged as collateral to secure financing from commercial banks is $413,859 and $341,480 as of September 30, 2014 and December 31, 2013 respectively. The total carrying amount of accounts receivable that have been pledged as collateral to secure financing from commercial banks is $8,243 and $6,598 as of September 30, 2014 and December 31, 2013 respectively.

NOTE 12 – INCOME TAXES

Cayman Islands: Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong: The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the nine months ended September 30, 2014 and during 2013. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China: The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the condensed consolidated statements of income are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Current	$2,516	$4,176	$8,007	$14,537
Deferred	(1,008)	(2,784)	(3,706)	(10,574)
Total	$1,508	$1,392	$4,301	$3,963

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	September 30,	December 31,
	2014	2013
	(unaudited)
Current
Deferred income tax assets:
Provision for doubtful accounts	$7,066	$5,334
Accrued liabilities	1,307	907
Tax loss carry forward	1,185	715
Other temporary differences	350	598
Net deferred income tax assets – current	9,908	7,554

Deferred income tax liabilities – current
Unearned income	(2,005)	(2,039)

Net deferred income tax assets – current	$7,903	$5,515

Non-current
Deferred income tax assets:
Accrued liabilities	1,771	1,789
Tax loss carry forward	3,555	2,145
Others	119	192
Deferred income tax assets – non-current	$5,445	$4,126

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As of September 30, 2014 and December 31, 2013, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions in China with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At September 30, 2014, the Company had $18,961 of tax loss carry forwards that expire through December 31, 2018.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%	25.0%	25.0%

Non-deductible expenses	2.7%	4.7%	21.1%	7.2%

Non-taxable income	(2.0)%	(1.9)%	(2.9)%	(2.2)%

Effect of rate differences in various transportation centers and others	7.9%	2.1%	4.1%	3.0%

Effective tax rate	34.0%	29.9%	47.4%	33.0%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment, the $4,350 civil penalty to the SEC, and legal fees related to the SEC lawsuit (see Note 13). Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months and nine months ended September 30, 2014 and 2013. As of September 30, 2014 and December 31, 2013, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $2,276 and $2,385 for the nine months ended September 30, 2014 and 2013, respectively, and $754 and $807 for the three months ended September 30, 2014 and 2013, respectively.

21

Future minimum payments under long-term, non-cancelable leases as of September 30, 2014, are as follows:

Year Ending December 31,	Future Minimum Payments
2014 (three months)	$4
2015	631
2016	421
2017	73
2018	31
Total	$1,160

Legal Proceedings

Prior to January 6, 2012, the staff of the SEC had been conducting a non-public investigation relating to the Company and, in this regard, the Company and its officers received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff. On April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its shareholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. In June 2014 the Company reached a final agreement with the SEC to settle the lawsuit. The agreement has been entered into by the Company on a “no admit or deny” basis, and the Company is not required to restate its financial statements for any reporting period. The settlement has been approved and entered by the federal court and the matter is now fully concluded. The Company agreed to and paid a $4,350 civil penalty. Hui Kai Yan, the Company’s director and secretary at the time the lawsuit was filed, also a defendant in the lawsuit, agreed to and paid a $150 civil penalty and agreed to no longer being an officer or director of a public company.

In the opinion of management, there are no other material claims, assessments or litigation pending against the Company.

Guarantee

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with CITIC Bank, whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of September 30, 2014, the loan balance guaranteed by the Company amounted to $1,308, which was the maximum potential further payment the Company would be obligated to make, in the event that the customer is unable to make the repayment due. Should the Company be required to pay any portion of the loan, it would attempt to recover some or the entire amount from the customer and disposal of pledged commercial vehicles. The Company believes that the possibility of loss is remote.

NOTE 14 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

AutoChina’s operations include the leasing of commercial property at the Kai Yuan Center. The leases thereon expire at various dates through 2016. The following is a schedule of minimum future rents on non-cancelable operating leases at September 30, 2014.

Year Ending December 31,	Future Minimum Rentals
2014 (three months)	$2,064
2015	6,979
2016	4,920
2017	1,438
After 2017	—
Total	$15,401

22

There are no contingent rentals as of September 30, 2014.

NOTE 15 – SEGMENT REPORTING

The Company measures segment income as income from operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business. Income tax expenses are not allocated to the segments.

Upon consummation of the merger of Heat Planet and the Company, the Company operated two segments: commercial vehicle sales, servicing, leasing and support segment and office leasing segment. Prior to the acquisition of Heat Planet in August 2012, the Company operated a single segment of commercial vehicle sales, servicing, leasing and support segment. No lease revenue was generated until July 2013.

Three months ended September 30, 2014

(in thousands)

	Commercial Vehicles	Office Leasing	Totals

Segment revenues	$178,097	$1,575	$179,672

Cost of sales	$157,632	$674	$158,306

Gross profit	$20,465	$901	$21,366

Selling and marketing	$2,507	$92	$2,599
General and administrative	$10,671	$556	$11,227
Interest expense	$6,539	—	$6,539
Other income, net	$(3,414)	(15)	$(3,429)

Income from operations	$4,162	$268	$4,430

Interest income	$(53)	$(2)	$(55)

Depreciation and amortization	$468	$498	$966

Segment income before taxes	$4,215	$270	$4,485

Three months ended September 30, 2013

(in thousands)

	Commercial Vehicles	Office Leasing	Totals

Segment revenues	$176,147	$242	$176,389

Cost of sales	$156,972	$806	$157,778

Gross profit	$19,175	$(564)	$18,611

Selling and marketing	$2,407	$152	$2,559
General and administrative	$11,825	$628	$12,453
Interest expense	$2,385	—	$2,385
Other income, net	$(3,294)	—	$(3,294)

Income from operations	$5,852	$(1,344)	$4,508

Interest income	$(146)	$(2)	$(148)

Depreciation and amortization	$1,240	$145	$1,385

Segment income before taxes	$5,998	$(1,342)	$4,656

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Nine months ended September 30, 2014

(in thousands)

	Commercial Vehicles	Office Leasing	Totals

Segment revenues	$588,333	$2,977	$591,310

Cost of sales	$523,623	$1,919	$525,542

Gross profit	$64,710	$1,058	$65,768

Selling and marketing	$7,821	$205	$8,026
General and administrative	$34,390	$1,443	$35,833
Litigation expense*	$4,350	—	$4,350
Interest expense	$16,984	—	$16,984
Other income, net	$(8,361)	(15)	$(8,376)

Income (loss) from operations	$9,526	$(575)	$8,951

Interest income	$(124)	$(3)	$(127)

Depreciation and amortization	$1,458	$1,474	$2,932

Segment income (loss) before taxes	$9,650	$(572)	$9,078

*Litigation expense has been presented as part of the commercial vehicles segment.

Nine months ended September 30, 2013

(in thousands)

	Commercial Vehicles	Office Leasing	Totals

Segment Revenues	$419,606	$242	$419,848

Cost of Sales	$368,063	$806	$368,869

Gross Profit	$51,543	$(564)	$50,979

Selling and marketing	$7,228	$152	$7,380
General and administrative	$35,069	$628	$35,697
Interest expense	$6,211	—	$6,211
Other (income) expense, net	$(9,934)	—	$(9,934)

Income from operations	$12,969	$(1,344)	$11,625

Interest income	$(373)	$(2)	$(375)

Depreciation and amortization	$1,385	$145	$1,530

Segment Income before taxes	$13,342	$(1,342)	$12,000

The carrying values of the assets of the office leasing segment as of September 30, 2014 and December 31, 2013 are $75,779 and $78,658, respectively. The remaining carrying values of assets as of September 30, 2014 and December 31, 2013 are $530,694 and $474,461, respectively, which are related to the commercial vehicle sales, servicing, leasing and support segment.

NOTE 16 – RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”) and other companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s working capital needs.

The amount due to Alliance Rich represented a portion of the consideration of the acquisition of Heat Planet. The amount was payable within six months of the later of the occupation of the Real Estate Asset, which occurred in April 2013, and delivery of the audited financial statements of Heat Planet for the five months ended May 31, 2012, which were delivered in December 2012. Unpaid amounts after October 6, 2013 began to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of September 30, 2014). As of September 30, 2014 approximately $7.7 million is still owed to Alliance Rich for the acquisition of Heat Planet.

In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and amounts owed continue to be unsecured and due on demand by the lender.

The amount due to Mr. Li, Smart Success Investment Limited (“Smart Success”) and Hebei Ruijie Hotel Management Company were non-interest bearing, unsecured and due on demand by the lenders.

The outstanding amounts due to related parties as of September 30, 2014 and December 31, 2013 were as follows:

		September 30,	December 31,
	Notes	2014	2013
		(unaudited)

Mr. Li		$143	$144
Alliance Rich	(1)	7,656	32,560
Hebei Kaiyuan	(1)	5,668	5,430
Smart Success	(1)	9	9
Hebei Ruijie Hotel Management Company	(1)	35	—
Total		$13,511	$38,143

Notes:

(1)	Entity controlled by Mr. Li.

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Accounts payable, related party:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging to the Company interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In December 2013, the Company began obtaining short-term trade financing to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding amounts of accounts payable, related parties as of September 30, 2014 and December 31, 2013 was as follows:

	September 30,	December 31,
	2014	2013
	(unaudited)

Ruituo	$27,550	$45,025
Beiguo Auto	$32,138	$3,116
Xinji Beiguo Mall	$73,076	$9,445
	132,764	57,586

Related Party Transactions

During the periods presented, the details of the related party transactions were as follows:

		Nine months ended September 30,
	Notes	2014	2013
		(unaudited)	(unaudited)
Capital nature:
Hebei Kaiyuan	(1) (a)	$21,151	$20,900
Hebei Kaiyuan	(1) (d)	50,600	5,024
Hebei Kaiyuan	(1) (f)	757	—
Hebei Ruijie Hotel Management Co. Ltd	(1) (a)	24,405	24,115
Kaiyuan Shengrong	(1) (b)	—	10,450
Kaiyuan Shengrong	(1) (c)	—	10,450
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Beijing Wantong”)	(2) (d)	—	2,652
Ruituo	(3) (a)	24,405	24,115
Mr. Li	(4) (a)	135,856	69,130
Alliance Rich	(1) (f)	864	—
Hebei Ruijie Hotel Management Company	(1) (h)	73	—

Trading nature:
Hebei Kaiyuan	(1) (f)	$—	$201
Kaiyuan Shengrong	(1) (f)	—	324
Ruituo	(3) (e)	345,761	358,146
Ruituo	(3) (f)	1,438	466
Beiguo Auto	(5) (e)	39,218	—
Beiguo Auto	(5) (f)	1,220	—
Xinji Beiguo Mall	(5) (e)	104,846	—
Xinji Beiguo Mall	(5) (f)	3,875	—
Hebei Ruijie Hotel Management	(1) (g)	864	—

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Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity in which Mr. Li’s brother holds a 40% equity interest.
(3)	Entity controlled by Mr. Li’s brother.
(4)	The Chairman and Chief Executive Officer of AutoChina.
(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Bank loan guarantee provided by the Company to the affiliate.
(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.
(d)	Loan provided to the Company during the period.
(e)	Sale of automobiles to the Company, including VAT, during the period.
(f)	Interest expenses incurred by the Company during the period.
(g)	Conference fees.
(h)	Construction fees.

During the nine months ended September 30, 2014 and 2013, the Company purchased commercial vehicles from Ruituo amounting to $345,761 and $358,146, respectively. The Company incurred interest expense of $1,438 and $466 for the purchases from Ruituo throughout the nine months ended September 30, 2014 and 2013, respectively. During the nine months ended September 30, 2014, the Company also purchased commercial vehicles from Beiguo Auto amounting to $39,218, and incurred interest expense of $1,220. During the nine months ended September 30, 2013, there were no commercial vehicles purchased nor interest expense incurred from Beiguo Auto.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate of Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company until April 2013, when the Company moved to and began occupying its new wholly-owned office space in the Kai Yuan Center.

NOTE 17 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and short-term investment in sales-type leases, and long-term net investments in direct financing and sales-type leases, and other financing receivables. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to its customers, it considers its lessee customers as its only portfolio segment. The Company further evaluated the portfolio by the class of type of customers and securities provided for the receivables, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk.

The Company’s account receivables (excluding reclassified past due balance from short-term investment in sale-type leases) and long-term net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type lease) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss on an individual basis.

The Company’s short-term investment in sales-type leases, the past due portion reclassified to accounts receivable, and other financing receivables consist of the receivable from peer stores related to commercial vehicle and/or relevant taxes and insurance. The Company is not allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments. The Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults.

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The credit quality of short-term net investment in sales-type leases, other financing receivables, long-term net investment in direct financing and sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include past due and undue.

Impaired long-term net investment in direct financing and sales-type lease and receivable from value-added services

Long-term net investment in direct financing and sales-type leases and account receivables (excluding reclassified past due balance from short-term investment in sale-type leases) is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The lease with past due receivable has the highest probability for credit loss. The finance receivable is impaired when the unpaid lease contract amount with past due receivable exceeds the most probable source of repayment, and the difference is recognized as allowance of credit loss, which will be allocated to accounts receivable and the excess portion, if any, to long-term net investment in direct financing and sales-type lease. The most probable source of repayment is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

Impaired short-term net investment in sales-type lease and other financing receivable

Short-term net investment in sales-type leases, other financing receivables is considered impaired, based on current information and events, if it has been past due for over three months, under which circumstance, additional provision is provided.

Allowance for credit loss activity

The allowance for credit loss as of September 30, 2014 and December 31, 2013, and for the nine months and twelve months then ended, respectively, were as follows:

	September 30,	December 31,
	2014	2013
	(unaudited)

Balance at the beginning of the period	$21,280	$12,337
Provision during the period	10,541	18,886
Bad debts written off	(3,620)	(9,943)
Balance at the end of the period	$28,201	$21,280

Credit quality of finance receivables

The carrying amount of the past due and undue finance receivables as of September 30, 2014 and December 31, 2013 was as follows:

September 30, 2014	Undue	Past due	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$399,835	$—	$399,835
Short-term net investment in sales-type leases	34,029	—	34,029
Other financing receivables	21,122	18	21,140
Accounts receivables	10	27,446	27,456
	$454,996	$27,464	$482,460

December 31, 2013	Undue	Past due	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$390,099	$—	$390,099
Short-term net investment in sales-type leases	—	—	—
Other financing receivables	—	—	—
Accounts receivables	2,988	24,943	27,931
	$393,087	$24,943	$418,030

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The carrying amount of the impaired long-term net investment in direct financing and sales-type lease as of September 30, 2014 and December 31, 2013 was as follows:

September 30, 2014	Gross amount	Allowance for credit losses	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$1,821	$72	$1,749
Short-term net investment in sales-type leases	—	—	—
Other financing receivables	—	—	—
Accounts receivable	39,824	27,262	12,566
	$41,645	$27,334	$14,315

December 31, 2013	Gross amount	Allowance for credit losses	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$6,414	$389	$6,025
Accounts receivables	39,036	20,891	18,145
	$45,450	$21,280	$24,170

General provision is provided for short-term in sales-type lease as of September 30, 2014 and December 31, 2013 was as follows:

	September 30, 2014	December 31, 2014
Short-term net investment in sales-type leases	$336	$—
Other financing receivable	531	—
	$867	$—

The analysis of the age of the carrying amount of the overdue receivables as of September 30, 2014 and December 31, 2013 was as follows:

	September 30,	December 31,
	2014	2013

Less than 90 days	$14,929	$23,504
Over 90 days	39,779	22,330
	54,708	45,834
Less: allowance for credit losses	(27,262)	(20,891)
Total	$27,446	$24,943

For the nine months ended September 30, 2014 and 2013, the related amount of interest income recognized for impaired finance receivables was $4,107, and $2,563, respectively, and was $2,642 and $660 for the three months ended September 30, 2014 and 2013, respectively.

NOTE 18 – SUBSEQUENT EVENTS

On November 18, 2014, the Company held an extraordinary general meeting of shareholders at which the Company’s number of ordinary shares that it is authorized to issue was increased from 100,000,000 shares to 1,000,000,000 shares with a corresponding increase in the share capital of the Company from $101,000 to $1,001,000. The Company’s Memorandum of Association was also amended to reflect these changes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” “our,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of (i) our commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services, and (ii) leasing commercial real estate.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessees. As of September 30, 2014, the Company had 554 stores in 26 provinces or provincial-level regions.

The Company launched its insurance agency business in December 2011 and has signed agreements with major insurance companies in China to sell insurance. AutoChina’s 554 store locations are each licensed to sell insurance from these carrier partners.

On September 11, 2012, the Company acquired Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center, whose topmost floors are occupied by a Hilton Worldwide-operated five-star hotel, is the tallest building in Shijiazhuang and Hebei Province. The building was completed in April 2013, and AutoChina immediately moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 554 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has commenced leasing out the unoccupied space, the proceeds from which are reported as rental income.

In April 2014, the Company began working with third-party commercial vehicle financing stores (“peer stores”) to provide such peer stores with 12-month period leases for their new commercial vehicle purchases, which are classified as short-term net investment in sales type leases. The majority shareholder or the legal representative of the peer store provides a full guarantee to the Company.

In May 2014, the Company began providing financing services to peer stores for insurance and taxes relating to the purchase of a new commercial vehicle. The Company believes that it is able to reach a much broader customer base by working with peer stores as opposed to solely through the Company’s own store network.

Commercial Vehicle Financing Structure

From late September 2009 to November 2011, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”), our VIE, engaged CITIC Trust Co., Ltd., which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund. The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) (our existing VIE). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading. This structure was implemented through a non-exclusive 3-year contractual relationship that was automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilized CITIC Trust’s business license for vehicle leasing. This structure also allowed us to promote our leasing business by using the nationally recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provided an additional source of financing.

29

Under the structure in which CITIC Trust acted as an intermediary, commercial vehicle purchase orders were issued (upon completion of credit checks) by a local center to Chuangjie Trading, which then instructed the Trustee to place the orders for the vehicles with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center entered into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee would deliver the funds for the purchase of the commercial vehicle and instructed Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center would hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and would provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee would be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center would transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund was entitled to future receivables under a lease, while Chuangjie Trading was entitled to the economic benefits of the Trust Fund as the trust beneficiary.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”), which performs the leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, In December 2010, our subsidiary, Hebei Chuanglian Trade Co. Ltd., changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. (“Hebei Chuanglian Finance Leasing”) and commenced leasing commercial vehicles.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessors, have been leasing commercial vehicles directly to our customers and not as part of the structure in which CITIC Trust acted as an intermediary. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading (controlled through contractual arrangements), then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Since November 2011, the Company ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continued to serve as an intermediary for existing leases until these leases ended. The last of the leases expired in March 2014. Therefore, the Company now operates its entire leasing business directly through its subsidiaries, Hebei Chuanglian Finance Leasing and Ganglian Finance Leasing.

In March 2013, we began leasing commercial vehicles under the newly established mortgage financing arrangement with CITIC bank. Under this agreement, CITIC Bank provides up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles and Ganglian Finance Leasing agrees to provide a full guarantee to CITIC Bank for such mortgage financing and also provides a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees.

30

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In addition, our VIE, Kaiyuan Auto Trade transferred 100% of the equity interest in Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. After the June 2011 restructuring Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing and Chuangjie Trading were all directly owned by AutoChina, and were no longer part of a VIE holding structure. In March 2013, Ganglian Finance Leasing transferred its entire equity interest in Chuangjie Trading back to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading once again becoming a VIE of the Company. In addition, Fancy Think Limited transferred a 10% interest of Hebei Chuanglian Finance Leasing to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold an 80% and 20% interest, respectively, in Hebei Chuanglian Finance Leasing.

In May 2013 Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In June 2013 we established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

In November 2013, the Company established a new wholly-owned subsidiary called Top Auto International Limited (“Top Auto”) which is anticipated to hold the Company’s Internet-based businesses and is currently engaged in developing related products and services.

In January and February 2014, the Company established two new wholly-owned subsidiaries called First Auto Limited and Lian Sheng Investment Co, which was formed to facilitate the operation of future planned Internet-based businesses.

In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014 Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. The Company believes the change of the group structure enhances the its negotiating power for offshore and local bank financing. The restructuring transaction did not have a material impact on the Company’s consolidated financial statements.

From August to October 2014, four new companies were established to facilitate the operations of a new peer-to-peer lending platform called K-Lend that is currently under development. In August 2014, the Company established a new wholly-owned subsidiary called Dian Fu Bao Investments Limited. In September 2014, the Company established two new wholly-owned subsidiaries called Easy Technology Limited and Chuang Jin World Investment Limited. In October 2014, the Company established a new wholly-owned subsidiary called Hebei Remittance Guarantee Limited.

In November 2014, a 30% ownership stake in each of our truck financing centers was transferred from Kaiyuan Auto Trade to Hebei Xuhua Trading.

Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commissions on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commissions on customer purchases from the associated insurance companies. Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

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Second-Hand Commercial Vehicle Financing Service

Commencing September 2010, we began offering our customers second-hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second-hand commercial vehicle. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allows both former and new AutoChina customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charge a service fee to the customer and require monthly payments over a term of 12 to 18 months. We recognize the second-hand vehicle leasing arrangements as a direct financing lease.

Lease Securitization Program

From November 2010 to November 2011, the Company securitized a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million (approximately $9.1 million) of AutoChina’s commercial truck leases were securitized and sold to investors through CITIC Group. The resulting investment products had a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina incurred a cost of approximately 9% to 11% per annum under this program. In addition, AutoChina continued to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles. In November 2011, we ceased to engage CITIC Trust to act as an intermediary for new leases and ceased to raise new lease securitization borrowings. The lease securitization borrowings matured in June 2012 and CITIC Trust continued to serve as an intermediary for the existing leases until these leases were fully settled and/or expired. The last of the leases entered into pursuant to this financing structure expired in March 2014.

Direct Insurance Agency Service

In October 2011, we established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd. (“Kaiyuan Insurance”), for the purpose of conducting our insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with seven major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., China Life Property and Casualty Insurance Company Limited, China Continent Property and Casualty Insurance Co., Ltd, China Pacific Insurance Group, and People's Insurance Company of China. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and have the opportunity to offer not only commercial vehicle insurance but also a wide range of other insurance products in the future, such as business property insurance, homeowners insurance, and life insurance. All of our commercial vehicle sales and leasing centers provide these insurance services.

Peer Stores Business

In April 2014 the Company began working with third-party commercial vehicle financing stores (“peer stores”) to provide financing to their customers. The first two products to be offered are financing for the lease of new commercial vehicles and financing for the insurance and taxes related to the purchase of a new commercial vehicle, which were launched in April 2014 and May 2014, respectively. The Company believes that it is able to reach a much broader customer base by working with peer stores as opposed to solely through the Company’s own store branch network. In addition, the Company believes that default risk is lower when extending credit through peer stores since the majority shareholder or the legal representative of peer store acts as a guarantor and also the peer store provides a pledge of the ownership of the commercial vehicle to the Company to secure the installment payments.

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Peer-to-Peer Lending Platform

The Company is developing a new peer-to-peer lending platform called K-Lend, which is intended to be an online marketplace to provide short-term operating capital for small- to medium-sized businesses in the transportation industry. For example, it will allow individuals to purchase loans from their peers, such as AutoChina customers. The Company expects to launch K-Lend nationwide before the end of 2014.

Electronic Payment Platform

The Company is developing a new electronic payment platform called K-Pay, which is intended to provide a convenient method for customers to make electronic payments and for the Company to make credit advances to its customers, allowing customers to pay for their everyday truck-operating needs at participating merchants within the K-Pay network. The Company expects to launch K-Pay nationwide before the end of 2014.

Office Leasing Business

We own and lease out office space in the Kai Yuan Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. A Hilton hotel managed by Hilton Worldwide occupies the uppermost floors of the Kai Yuan Center. Our corporate headquarters occupies floors 5, 26 and 27 and we lease out the space that we do not occupy, approximately 56,092 square meters. As of September 30, 2014 approximately 59% of this space has been leased out using leases that expire at various dates through 2017.

Acquisition of Heat Planet

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 554 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has commenced leasing out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million cash portion of the purchase price was payable within six months of occupation of the Real Estate Asset (or no later than October 6, 2013). Unpaid amounts after October 6, 2013 began to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of September 30, 2014). As of September 30, 2014 approximately $7.7 million is still owed to Alliance Rich due to the acquisition of Heat Planet.

Group restructuring

In January 2013, the Company agreed to amend the contractual arrangements (the “Enterprise Agreements”) with its VIEs, Kaiyuan Auto Trade and Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and their registered shareholder, Hebei Kaiyuan. Under the amendment to the Enterprise Agreements, Hebei Kaiyuan transferred its entire equity interest held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the registered shareholder of these two VIEs. Except for authorizing such transfer, the rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

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In March 2013, the Company performed a group restructuring to transfer the entire equity interest of its subsidiary, Chuangjie Trading, from Ganglian Finance Leasing to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading becoming a VIE of the Company. In addition, Fancy Think Limited transferred a 10% interest in Hebei Chuanglian Finance Leasing to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and a 20% interest, respectively, in Hebei Chuanglian Finance Leasing. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014 Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. The Company believes the change of the group structure enhances the negotiation power for offshore and local bank financing purposes.

Loan guarantees

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of September 30, 2014, the loan balance guaranteed by the Company amounted to $1.3 million.

Group structure

A group chart as of November 31, 2014 is shown below:

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(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade Group.

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(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired.

(10)	Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies Internet-based businesses.

(11)	Hebei Ruilang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Center.

(12)	Top Auto International Inc. was formed in November 2013. It is anticipated to hold the Companies Internet-based businesses.

(13)	First Auto Limited was formed in February 2014. It is anticipated to hold the Companies Internet-based businesses.

(14)	Lian Sheng Investment was formed in February 2014.

(15)	Dian Fu Bao Investment was formed in August 2014.

(16)	Chuangjin World Investment was formed in September 2014.

(17)	Hebei Remittance Guarantee was formed in October 2014.

(18)	Easy Technology was formed in September 2014.

RESULTS OF OPERATIONS

Three months ended September 30, 2014 as compared to three months ended September 30, 2013

Overview

AutoChina’s net income remained flat during the three months ended September 30, 2014, as compared to the three months ended September 30, 2013, despite an increase in revenues and gross profit. Increases in selling and marketing and interest expenses offset the increase in gross profit.

During the third quarter of 2014, the Company established five additional commercial vehicle financing and service centers, one in Guangdong province, three in Guangxi province, and one in Guizhou province. The Company also closed five centers, one in Hebei province, one in Liaoning province, one in Shanghai, and two in Zhejiang province. The total number of locations was 554 as of September 30, 2014.

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Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2013	15,078
New leases recorded in the year ended December 31, 2013	11,902
Vehicles repossessed or loss to accident in 2013	(782)
Vehicles transferred to customers at the end of lease term in 2013	(11,203)
Balance at December 31, 2013	14,995
New leases recorded in the nine months ended September 30, 2014	10,828
Vehicles repossessed or loss due to accident in the first nine months of 2014	(545)
Vehicles returned to lessee upon settling the outstanding installment	232
Vehicles transferred to customers at the end of lease term in first nine months of 2014	(4,578)
Balance at September 30, 2014	20,932

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended September 30, 2014		Three months ended September 30, 2013
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$159,795	88.9%	$159,542	90.5%	0.2%
Finance	14,572	8.1%	10,576	6.0%	37.8%
Insurance	3,730	2.1%	6,029	3.4%	(38.1)%
Property lease and management	1,575	0.9%	242	0.1%	550.8%
Total revenues	$179,672	100.0%	$176,389	100.0%	1.9%

Revenues for the third quarter of 2014 were $179.7 million, an increase of 1.9% from $176.4 million in the comparable prior year period.

Commercial vehicles revenue increased by 0.2%, which was primarily due to an increase in the volume of new vehicle leases during the period. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 3,409 new leases in the three months ended September 30, 2014, compared to 3,166 new leases in the three months ended September 30, 2013. The increase in commercial vehicles revenue was offset by a decrease in average price per vehicle, from $50,400 to $46,900 per vehicle, for the third quarter of 2014 compared with the same period in 2013. The decrease in average price per vehicle is a result of a higher proportion of leases originated by the peer stores business, whose trucks typically are leased without a trailer as opposed to trucks leased directly through our own store network, which usually are leased with a trailer. The Company, on a net basis after taking into account the net increase or decrease in the inventory of repossessed vehicles, repossessed 91 vehicles whose lessees had defaulted on installment payments, sold 110 of these vehicles and other vehicles repossessed in prior periods, and realized losses relating to 7 vehicles during the three months ended September 30, 2014. In comparison, there were 173 vehicles repossessed, 230 vehicles sold and losses relating to 11 vehicles recognized in the three months ended September 30, 2013.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends, a customer can elect to continue to participate in our service and support network, in which case we charge service and support fees on a monthly basis when the services are rendered. As of September 30, 2014 there were owners of 1,313 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 3.5%.

Finance revenue increased 37.8% as a result of the increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect, which was partially offset by a decrease in the effective interest rate on leases during the three months ended September 30, 2014 compared to the third quarter of 2013. Insurance revenue decreased 38.1% compared to the comparable prior year period, primarily as a result of a decrease in the number of trucks leased directly from our own stores during the period, since we do not sell the insurance for trucks leased through our peer stores. For the three months ended September 30, 2014, the Company leased 2,155 trucks through peer stores. The peer stores business did not exist in the prior year period.

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Property lease and management revenue from the Company’s newly commenced office leasing business totaled $1,575, a 550.8% increase from $242 compared to the comparable prior year period. The office leasing business commenced in April 2013.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended September 30, 2014		Three months ended September 30, 2013
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$14,010	8.8%	$2,797	1.8%	400.9%
Commercial vehicles, related parties	143,189	90.5%	153,190	97.1%	(6.5)%
Insurance	433	0.3%	985	0.6%	(56.0)%
Property lease and management	674	0.4%	806	0.5%	(16.4)%
Total cost of sales	$158,306	100.0%	$157,778	100.0%	0.3%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of our operations. The total costs of sales in the three months ended September 30, 2014 was $158.3 million, as compared to $157.8 million in the same period of the prior year, an increase of 0.3%, due predominantly to the increased volume of the commercial vehicle sales, servicing, leasing and support business. This increase was partially offset by a decrease in the average cost per vehicle in the third quarter of 2014, which was $46,100 per vehicle, as compared to $49,300 per vehicle in the comparable prior year period. The decrease in cost per vehicle was due to an increase in the number of trucks leased through peer stores, which typically have a lower cost because the trailer is usually not included in the truck lease. Cost of Sales – Commercial vehicles totaled $14.0 million in the third quarter of 2014, as compared to $2.8 million in the third quarter of 2013, an increase of 400.9%. Cost of Sales – Commercial vehicles, related parties totaled $143.2 million in the second quarter of 2014, as compared to $153.2 million in the comparable prior year period, an decrease of 6.5%. The overall increase in Cost of Sales for Commercial vehicles was driven by the increased volume of new vehicles leased during the period, which was partially offset by a decrease in average cost per vehicle.

Cost of insurance in the three months ended September 30, 2014 totaled $433,000, as compared to $985,000 in the comparable prior year period, a decrease of 56.0%, due to a decrease in insurance sales commissions from reduced sales of commercial vehicle insurance.

Cost of sales related to Property lease and management totaled $674,000 during the three months ended September 30, 2014, as compared to $806,000 in the comparable prior year period, a decrease of 16.4%, due to a portion of the depreciation expense of the office building being classified to general and administrative expenses, in order to reflect the portion the Company occupies, in the three months ended September 30, 2014.

Gross Profit

The Company’s gross profit was $21.4 million in the three months ended September 30, 2014, representing a gross margin of 11.9%, an increase from the gross margin of 10.6% for the same period in 2013, which is primarily due to the higher number of leases outstanding during the period, which results in a higher amount of monthly amortized finance income. Increased property lease and management revenue also contributed to the increase in gross margin. This was partially offset by a higher number of leases originating from the new peer stores business, which has a negative effect on gross margin since leases initiated through peer stores have a lower margin than leases initiated through the Company’s own store branch network.

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Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2014 and 2013 were $13.8 million and $15.0 million, respectively. This represented a decrease of $1.2 million, or 7.9%, in the third quarter of 2014, compared with the same period of 2013. The decrease was due to a significant decrease in the number of trucks repossessed, repossessed trucks subsequently sold, and their associated costs, during the periods. During the three months ended September 30, 2014 there were 91 trucks repossessed and 110 repossessed trucks sold, as compared to 173 trucks repossessed and 230 repossessed trucks sold during the three months ended September 30, 2013.

From December 31, 2013 to September 30, 2014, we increased the provision for doubtful accounts from $21.3 million to $28.2 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the period was recorded in general and administrative expenses, and accordingly affects the earnings for the period.

Interest Expense

Interest expense totaled $6.5 million for the three months ended September 30, 2014, of which $3.5 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall. It included interest of $419,000 and $104,000 incurred for amounts due to Hebei Kaiyuan and Alliance Rich, respectively. It also included interest of $415,000 incurred from Ruituo, $188,000 from Beiguo Auto and $2,379,000 from Xinji Beiguo Mall for our purchase of commercial vehicles for leasing during the three months ended September 30, 2014. Interest expense totaled $2.4 million for the three months ended September 30, 2013, of which $0.6 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”).

Other interest expenses increased to $3.0 million from $1.8 million, which resulted from an increased average borrowing balance from banks during the period.

Interest Income

Interest income decreased from $148,000 to $55,000 due to decreased average cash balance compared to the prior year.

Income Tax Expense

In the three months ended September 30, 2014, the Company recorded income tax expense of $1.5 million, as compared to an income tax expense of $1.4 million in the same period in 2013. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income

Net income for the three months ended September 30, 2014 was $3.0 million, a decrease of 8.8% as compared to net income of $3.3 million in three months ended September 30, 2013. Growth in gross profit was offset by growth in operating expenses, resulting in lower net income as compared to the prior year period.

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Nine months ended September 30, 2014 as compared to Nine months ended September 30, 2013

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$533,430	90.2%	$373,216	88.9%	42.9%
Finance	41,234	7.0%	31,356	7.4%	31.5%
Insurance	13,669	2.3%	15,034	3.6%	(9.1)%
Property lease and management	2,977	0.5%	242	0.1%	1130.2%
Total revenues	$591,310	100.0%	$419,848	100.0%	40.8%

Revenues for the first nine months of 2014 were $591.3 million, an increase of 40.8% from $419.8 million in the comparable prior year period.

Commercial vehicles revenue increased by 42.9%, which was primarily due to an increase in the volume of new vehicle leases during the period. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 10,828 new leases in the nine months ended September 30, 2014, compared to 7,612 new leases in the nine months ended September 30, 2013. The increase in commercial vehicles revenue was also contributed to by an increase in average price per vehicle, from $49,000 to $49,300 per vehicle, for the first nine months of 2014 compared with the same period in 2013. The Company, on a net basis after taking into account the net increase or decrease in the inventory of repossessed vehicles, repossessed 297 vehicles whose lessees had defaulted on installment payments, sold 375 of these vehicles and other vehicles repossessed in prior periods, and realized losses on 20 vehicles during the nine months ended September 30, 2014. In comparison, there were 588 vehicles repossessed, 585 vehicles sold and realized losses on 30 missing vehicles in the nine months ended September 30, 2013. The increase in commercial vehicle sales, servicing and leasing revenue was primarily due to a general stabilization in the economy that led to favorable investment sentiment for prospective purchasers of commercial vehicles.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends, a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered.

Finance revenue increased 31.5% as a result of the increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect during the nine months ended September 30, 2014 compared to the same period of 2013. Insurance revenue decreased 9.1% compared to the comparable prior year period, primarily as a result of a decrease in the number of trucks leased directly from our own stores during the period, since we do not sell the insurance for trucks leased through our peer stores.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$32,096	6.1%	$7,254	2.0%	342.5%
Commercial vehicles, related parties	489,825	93.2%	358,146	97.1%	36.8%
Insurance	1,702	0.3%	2,663	0.7%	(36.1)%
Property lease and management	1,919	0.4%	806	0.2%	138.1%
Total cost of sales	$525,542	100.0%	$368,869	100.0%	42.5%

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Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the nine months ended September 30, 2014 was $525.5 million, as compared to $368.9 million in the same period of the prior year, an increase of 42.5% due to the increased sales volume in the commercial vehicle sales, servicing, leasing and support business. This increase was also contributed to by an increase in the average cost per vehicle in the first nine months of 2014, which was $48,200 per vehicle, as compared to $48,000 per vehicle in the comparable prior year period. The increase in cost per vehicle was due to changes in customer demand. Cost of Sales – Commercial vehicles totaled $32.1 million in the first nine months of 2014, as compared to $7.3 million in the first nine months of 2013, an increase of 342.5%. Cost of Sales – Commercial vehicles, related parties totaled $489.8 million in the first nine months of 2014, as compared to $358.1 million in the comparable prior year period, an increase of 36.8%. The overall increase in Cost of Sales for Commercial vehicles was driven by the increased volume of new vehicles leased during the period.

Cost of insurance in the nine months ended September 30, 2014 totaled $1.7 million, as compared to $2.7 million in the comparable prior year period, a decrease of 36.1%, as a result of a decrease in the number of trucks leased directly from our own stores during the period and reduced employee insurance sales commissions due to lower sales of commercial vehicle insurance to outside parties.

Cost of sales related to Property lease and management totaled $1,919,000 during the nine months ended September 30, 2014, as compared to $806,000 in the comparable prior year period, an increase of 138.1%, as a result of an increase in the occupancy rate for the office leasing business

Gross Profit

The Company’s gross profit was $65.8 million in the nine months ended September 30, 2014, representing a gross margin of 11.1%, a decrease from the gross margin of 12.1% for the same period in 2013, which is primarily due to the significantly higher number of new leases established during the period, which has a lower margin than the monthly amortized finance income. In addition, the launch of the new peer stores business had a negative effect on gross margin since leases initiated through the new peer stores business have a lower margin than leases initiated through the Company’s own store branch network. Increased property lease and management revenue partially offset the decrease in gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended September 30, 2014 and 2013 were $43.9 million and $43.1 million, respectively. There was an increase of $0.8 million, or 1.8%, in the first nine months of 2014, compared with the same period of 2013. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, increased allowance for credit losses, and increased professional expenses.

Litigation expense

Litigation expense totaled $4.35 million for the nine months ended September 30, 2014. This represented the amount the Company agreed to pay to settle the outstanding lawsuit with the SEC (see Note 13 to the financial statements). There was no litigation expense during the nine months ended September 30, 2013.

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Interest Expense

Interest expense totaled $17.0 million for the nine months ended September 30, 2014, of which $8.2 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall. It included interest of $757,000 and $864,000 incurred for amounts due to Hebei Kaiyuan and Alliance Rich, respectively. It also included interest of $1,438,000 incurred from Ruituo, $1,220,000 from Beiguo Auto and $3,875,000 from Xinji Beiguo Mall for our purchase of commercial vehicles for leasing during the nine months ended September 30, 2014. Interest expense totaled $6.2 million for the nine months ended September 30, 2013, of which $1.0 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”). It included interest of $200,700 and $324,100 incurred for the loan advanced from Hebei Kaiyuan and Kaiyuan Shengrong, respectively. It also included interest of $466,700 incurred for our purchase from Ruituo of commercial vehicles for leasing during the nine months ended September 30, 2013.

Other interest expenses increased to $8.8 million from $5.2 million, which resulted from an increased average borrowing balance from banks during the period.

Interest Income

Interest income decreased to $127,000 from $375,000 due to decreased average cash balances compared to the prior year.

Income Tax Expense

In the nine months ended September 30, 2014, the Company recorded income tax expense of $4.3 million, as compared to an income tax expense of $4.0 million in the same period in 2013. This increase was due to the increased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income

Net income in the nine months ended September 30, 2014 was $4.8 million, as compared to $8.0 million in nine months ended September 30, 2013, representing a decrease of 40.6% from the same period in 2013. The decrease in net income primarily resulted from the litigation expense incurred to settle the SEC lawsuit. Without the litigation expense, there would have been an increase in earnings during the nine months ended September 30, 2014 due to increased commercial vehicle sales, in part due to growth in the commercial vehicle market.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 5.60% to 9.00% per annum.

As of September 30, 2014, the Company had incurred accounts payable of $27.6 million from Ruituo, a company which is controlled by the brother of Mr. Yong Hui Li, our Chairman and Chief Executive Officer. The payable balance is unsecured, bears interest at approximately 8.00% per annum, and is due on demand by Ruituo.

As of September 30, 2014, the Company’s outstanding borrowings from affiliates amounted to $7.7 million, $5.7 million, $143,000, $35,000 and $9,000 from Alliance Rich, Hebei Kaiyuan, Mr. Li, Hebei Ruijie Hotel Management Company and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan, and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represents a portion of the consideration of the acquisition of Heat Planet ($7.7 million as of September 30, 2014). The amount due for the acquisition of Heat Planet accrues interest at the one-year rate announced by the People’s Bank of China (6.00% as of September 30, 2014). The amount due to Hebei Kaiyuan was originally non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and are due on demand by the lenders.

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As of September 30, 2014, the Company had short-term borrowings of $146.3 million, represented by loans from various Chinese banks, which have terms within one year.

As of September 30, 2014, the Company had long-term borrowings of $14.6 million, represented by a loan from a Chinese bank, which has a term within two years. As of September 30, 2014, the current portion of this loan totaled $2.4 million.

After taking into consideration our financing arrangements with our affiliates and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of September 30, 2014 and December 31, 2013, the Company had working capital of $111.6 million and $47.9 million, respectively.

During the three months ended September 30, 2014, the Company decreased its short-term borrowings, repaying net funds amounting to $60.1 million. The Company had a net increase of accounts payable, related party amounting to $10.8 million and a net decrease of amounts due to affiliates of $0.6 million during the third quarter of 2014. The net impact used cash from operations during the three months ended September 30, 2014 of $49.9 million.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain additional funding to expand and grow its operations, which may include debt offerings, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at September 30, 2014 and December 31, 2013 (in thousands):

	As of
	September 30,	December 31,
	2014	2013
	(unaudited)
Assets:
Cash and cash equivalents	$20,693	$31,370
Accounts receivable	27,456	27,931
Long-term net investment in direct financing and sales-type leases	399,835	390,099
Short-term net investment in sales-type leases	34,029	—
Other financing receivables, net	21,140	—
Property, equipment and improvements, net	79,398	82,254
Liabilities:
Accounts payable, related parties	$132,764	$57,586
Short-term borrowings	146,282	160,737
Long-term borrowings	14,628	—
Due to affiliates	13,511	38,143

Accounts receivable represents the receivable from value-added services and the overdue long-term net investment in direct financing and sales-type leases, and short-term net investment in sales-type leases The decrease of accounts receivable to $27.5 million as of September 30, 2014, a slight decrease of $0.5 million (1.7%) as compared with December 31, 2013, was mainly related to the decrease of net investment in the portion of direct financing and sales-type lease that is overdue and delinquent.

Long-term net investment in direct financing and sales-type leases began in March 2008 as a result of the commencement of our commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. The balance increased by $9.7 million (2.5%) as of September 30, 2014 as compared with December 31, 2013. The slight increase was caused by commercial vehicles leased under the commercial vehicles sales, servicing, leasing, and support business, which was greater than the amount represented by leases that completed their terms.

Short-term net investment in sales-type leases began in April 2014. In these types of leases, the Company enters into a 12-month sales-type lease agreement with a peer store for new commercial vehicle purchases. Approximately 3,500 vehicles out of a total of 10,831 were sold under this type of sale in the nine months ended September 30, 2014.

Other financing receivables began in May 2014. This relates to the Company providing financing services to peer stores for insurance and taxes related to the purchase of a new commercial vehicle.

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Property, equipment and improvements decreased to $79.4 million as of September 30, 2014, a decrease of $2.9 million (3.5%) as compared with December 31, 2013. The decrease mainly represented the depreciation charge during the period.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from $57.6 million to $132.8 million as of September 30, 2014, an increase of $75.2 million, or 130.5%, as compared with December 31, 2013. Such amounts were primarily related to the payables to our affiliates, Beiguo Auto, Xinji Beiguo Mall and Ruituo, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to $146.3 million as of September 30, 2014, from $160.7 million in December 31, 2013, because of Company repayments. The terms of the remaining outstanding bank borrowings range from 1 months to 12 months and began to expire in October 2014.

Long-term borrowings represent a loan from a bank in the PRC. Long-term borrowings were used for working capital and capital expenditure purposes. The borrowings increased to $14.6 million as of September 30, 2014 and did not exist at December 31, 2013. The terms of the long-term borrowings expire in August 2016.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Nine months ended September 30,
	2014	2013
Net cash (used in) operating activities	$(57,947)	$(41,994)
Net cash (used in) investing activities	(6,645)	(8,755)
Net cash provided by (used in) financing activities	54,553	(16,853)
Effect of exchange rate change	(638)	1,354

Net increase (decrease) in cash and cash equivalents	$(10,677)	$(66,248)

Operating Activities. The Company used $57.9 million in its operating activities for the nine months ended September 30, 2014, as compared to using $42.0 million for the nine months ended September 30, 2013, representing an increase of $15.9 million in cash used. This increase in the cash used in operating activities was attributable primarily to an increase in the number of vehicles leased during the period and to the change in other payables and other current liabilities during the period.

In the nine months ended September 30, 2014, the Company used $57.9 million from operating activities. During this period, the Company had net income of $4.8 million. In addition, the Company increased the aggregate amount of its long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases by $47.9 million. There was also an increase in accounts receivable of $9.4 million, an increase in other financing receivable of $21.5 million and a slight increase in accounts payable of $0.8 million. The remaining balance of $16.9 million arose from changes in restricted cash, inventories, prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

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In the nine months ended September 30, 2013, the Company used $42.0 million from operating activities. During this period, the Company had net income of $8.0 million. In addition, the Company increased the aggregate amount of its long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases by $54.3 million. There was also an increase in accounts receivable of $14.1 million and a slight increase in accounts payable of $0.8 million. The remaining balance of $17.6 million arose from changes in restricted cash, inventories, deposits for inventories, prepaid expenses and other current assets, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $6.6 million in the nine months ended September 30, 2014, as compared to $8.8 million for the nine months ended September 30, 2013. The cash was used for the purchase of property, equipment and improvements in both periods.

Financing Activities. Net cash provided by financing activities was $54.6 million in the nine months ended September 30, 2014, as compared to $16.9 million for the nine months ended September 30, 2013. During the nine months ended September 30, 2014, the Company increased net borrowings by $3.1 million from banks, obtained proceeds of $51.5 million from its affiliates, including from Kaiyuan Real Estate as a loan and obtained net proceeds of $75.8 million from its affiliates Ruituo, Beiguo Auto and Xinji Beiguo, as part of a financing arrangement to purchase commercial vehicles for leasing. During the nine months ended September 30, 2013, the Company increased the net borrowings by $10.0 million to banks, obtained proceeds of $7.7 million from its affiliate, Kaiyuan Real Estate and Beijing Wantong Longxin as a loan. On the other hand, the Company repaid $1.2 million in amounts due to Kaiyuan Real Estate, $8.5 million in amounts due to Kaiyuan Shengrong, $2.6 million in amounts due to Beijing Wantong Longxin, and $20.3 million due to Alliance Rich to pay amounts owed for the acquisition of Heat Planet.

Historically, most or all of available cash is used to fund the investment in direct financing and sales-type leases, inventory growth and for capital expenditures. To the extent the investment in direct financing and sales-type leases and inventory growth and capital expenditures exceed income from operations, the Company generally increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

The Company expects to use cash to increase its long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases in line with its revenue growth. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain a high rate of growth.

As of September 30, 2014, AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Long-term borrowings, (iii) Accounts payable, related parties; and (iv) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 6.6% to 7.8% as of September 30, 2014 and have terms of up to one year.

Long-term borrowings. Long-term borrowings represents a loan from a PRC bank that was used for working capital and capital expenditures purposes. The loan bears interest at 6.77% and matures in August 2016.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to affiliates Ruituo, a company which is controlled by Mr. Li, Beiguo Auto and Xinji Beiguo Mall. The payable balance for Ruituo is unsecured, bears interest at 8.00% per annum and is due on demand by Ruituo. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained pursuant to those financing arrangements, which are personally guaranteed by Mr. Li. The Company expects to continue to rely on the financing from Ruituo, Beiguo Auto and Xinji Beiguo Mall in the foreseeable future.

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Due to Affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represents a portion of the consideration to be paid in connection with the acquisition of Heat Planet ($7.7 million as of September 30, 2014). The amount began accruing interest after October 6, 2013 at the one-year rate announced by the People’s Bank of China (6.00% as of September 30, 2014).

The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates and believes the affiliates have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) change of long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth, inventory growth and capital expenditures.

Cash and cash equivalents as of September 30, 2014 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements entered into with Hebei Kaiyuan and Hebei Chuanglian Finance Leasing.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

☐	The Sino-foreign Equity Joint Venture Law (1979), as amended;

☐	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

☐	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

☐	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

☐	The Foreign Investment Enterprise Law (1986), as amended; and

☐	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as none of them have reached the 50% threshold. We record these as contributions to equity.

Off-Balance Sheet Arrangements

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of September 30, 2014, the loan balance guaranteed by the Company amounted to $1.3 million.

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Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a detailed discussion of the application of these and other accounting policies, refer to “Note 2 –Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2013.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of September 30, 2014, AutoChina’s total outstanding interest-bearing loans amounted to $307.2 million with interest rates ranging from 5.60% to 9.00% per annum. Changes in the interest rates could impact the amount of interest that we are required to pay.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable, long-term net investment in direct financing and sales-type leases, short-term net investment in sales-type leases and other finance receivables. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable, long-term net investment in direct financing and sales-type leases, short-term net investment in sales-type leases and other finance receivables are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

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Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended September 30, 2014 of RMB18.2 million is reported as $2,976,000 based on the 2014 third quarter-to-date average RMB to U.S. dollar exchange rate of 6.1240.  Net income would decrease $14,000 to $2,962,000 based on the September 30, 2014 exchange rate of 6.1525 RMB per U.S. dollar.  Net income would decrease $780,000 to $2,196,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Net income for the nine months ended September 30, 2014 of RMB29.4 million is reported as $4,776,000 based on the 2014 year-to-date average RMB to U.S. dollar exchange rate of 6.1462.  Net income would decrease $5,000 to $4,771,000 based on the September 30, 2014 exchange rate of 6.1525 RMB per U.S. dollar.  Net income would decrease $1,239 to $3,537,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second or fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits

99.1	Press Release dated December 22, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name:	Yonghui Li
Title:	Chairman and Chief Executive Officer

Dated: December 22, 2014

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